UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 19, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF No. 02.421.421/0001-11

NIRE No. 33.300.324.631

MATERIAL FACT

Approval of New Share Repurchase Program and

Results of the Previous Program

TIM S.A. (“Company” or “TIM”) (B3: TIMS3 and NYSE: TIMB), pursuant to Article 157 of Law No. 6,404/76 and CVM Resolution No. 44/21, hereby informs its shareholders, the market in general and other interested parties that its Board of Directors has approved, on this date, a new share repurchase program for shares issued by the Company (“Program 9”), pursuant to Article 22, V, of the Company’s Bylaws and CVM Resolution No. 77/22.

This decision reflects Management’s confidence in TIM’s fundamentals, strategy and long-term value creation potential. Management believes that the current market price of the Company’s shares does not adequately reflect TIM’s intrinsic value, the strength and resilience of its business model, its sustainable cash generation capacity and its growth prospects. Against this backdrop, the repurchase of TIM shares represents an efficient use of capital, consistent with Management’s view of the Company’s long-term value creation outlook.

The Program also reinforces TIM’s commitment to disciplined capital allocation, supported by its financial position, while preserving the Company’s ability to invest in its business and pursue additional opportunities to create value for shareholders.

Program 9 will allow for the acquisition of up to 55,187,638 common shares issued by the Company (corresponding to approximately 2.31% of the Company’s total common shares and representing a maximum amount of R$1 billion), to be held in treasury, subsequently cancelled, subject to the applicable legal and regulatory limits. The program will remain in effect until February 19, 2028. Further information and conditions relating to Program 9, including those required under Annex G of CVM Resolution No. 80/22, are available in the minutes of the Board of Directors’ meeting disclosed by the Company on the websites of CVM, B3 and Investor Relations.

Additionally, the Company hereby informs that the share repurchase program approved by the Board of Directors on February 12, 2025 (“Program 8”) was terminated on August 12, 2026. During its term, the Company acquired 46,884,500 common shares issued by the Company (representing approximately R$1 billion in total disbursements), of which 28,678,509 shares were cancelled on December 16, 2025. The remaining balance continues to be held in treasury and may be allocated as may be determined by the Company, in accordance with the rules of the Program 8 and the applicable regulations.

Rio de Janeiro, August 19, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 19, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer